MASTERWORKS

Launching Now | Bridget Riley (16.8% | △1.04 | $2.5M)

Masterworks Recently Sold Paintings[1]



Pierre Soulages
Annualized Net Return
13.9% 845 days held



Andy Warhol
Annualized Net Return
10.4% 256 days held



Cecily Brown
Annualized Net Return
35.0% 686 days held



BRIDGET RILEY

33% SOLD OUT



Price Appreciation of Similar Works[2]

16.8%

Market Risk-Adjusted Appreciation[3]

1.04	vs.	0.39	vs.	0.54
Riley's Market		All Art Market		S&P 500

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A copy of the Offering Circular is available HERE.

1. "Net Annualized Return" refers to the annualized internal rate of return, or IRR, net of all fees and costs, to holders of Class A ordinary shares from the primary offering, calculated from the final closing date of such offering to the date the sale is consummated. Masterworks sells artwork opportunistically and therefore the actual returns achieved by investors in select issuers that have sold a painting are not indicative of the investment performance of shares offered by the majority of other Masterworks issuers that have not yet sold a painting and past performance is not indicative of future performance.

2. Price appreciation of similar works is an estimate of the historical appreciation rate of the artwork that is derived by reviewing past public auction sales of artworks that are similar to the subject work. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Bridget Riley with the following criteria: paintings on canvas executed between 1980 and 1985 that measure 50 inches by 50 inches to 95 inches by 95 inches. "Lilac Between" (1984/2008) was excluded from the comparative set due to its split date execution.The set of similar works includes one paintings acquired by Masterworks: Masterworks 167, LLC, an affiliate of the Company, at Sotheby's, Hong Kong Contemporary Evening Auction, held on October 7, 2022 for HKD 20,945,000 ($2,668,163). The data was sourced from publicly available auction records and does not include private sales.

3. “Market risk-adjusted appreciation” otherwise known as “Sharpe Ratio”, can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the market has performed historically adjusted for the volatility of such performance. Lower volatility results in a higher market risk-adjusted appreciation rate, which means it is more likely that an investor would have achieved the historical appreciation rate as compared to an asset with higher volatility. Market risk-adjusted appreciation for an artist market reflects (x) the average annualized appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”), minus (y) the risk-free rate of return. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale.

All-Art: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate, divided by the volatility (as measured by standard deviation) of those returns. The Masterworks Repeat-Sale Pair Index of All Art is calculated using Standard & Poor's CoreLogic Case-Shiller Home Price Indices Methodology.

S&P: Reflects the average of the annual returns across the time period relative to the selected artist market (not beginning earlier than 12/31/1990) minus the risk-free rate divided by the volatility (as measured by standard deviation) of those returns.

Sources: Masterworks internal analysis. Bloomberg - S&P 500 is represented by SPXT Index. Risk Free rate uses the 25-year monthly average of the 3-month Treasury Bill, per FRED.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.